Koia

Dear investors,

Dear investors, thank you for your support. In 2023, Koia continue to add additional retailers. Over 3,000 Walgreens and over 9,000 Starbucks are now carrying our top two flavors, Cacao and Vanilla. Koia has seen continued velocity growth in long standing customers such as Whole Foods Market as well as Publix. Koia sells over 2,000,000+ bottles per month in over 30,000+ doors across the United States. Koia vertically integrated in July 2022. That means Koia now produces 100% of its delicious, plant based protein drinks in its own facility. This allows us to provide higher quality and to deliver fresher products.

We need your help!

Koia can always use your support. Please continue to get the word out. Koia is now distributed in over 30,000+ locations, but our brand awareness still has a lot of room to improve. Koia has received so many wonderful testimonials from consumers that have incorporated Koia into their daily routine, either as a morning meal replacement, a mid day snack or an evening treat. Our consumers are passionate about the impact that is having on their lives. Please share your story with others as well. If you love the product, please leave a positive review, like our social media posts or even better, tell your local grocery store to bring in more flavors !!

Sincerely,

Chris Hunter

CEO & Co-Founder

Michael Woolard

President

Kurt Seidensticker

Managing Partner, Starshot Ventures

Shannon Race

Principal

William Moses

Director

Will Mooney

Co-Founder & Partner

Jared Stein

Managing Partner, KarpReilly

How did we do this year?

REPORT CARD

A-

☺ The Good	☹ The Bad
Koia is producing 100% of its product at its facility.	Manufacturing costs are declining but still above original plan
9,000+ Starbucks locations started selling Koia in October 2023	labor costs have increased
Koia's freight cost decreased by 30% compared to prior year	Expansion in key retailers have continued but slower than original plan.

2023 At a Glance

January 1 to December 31


$$$$

$45,263,717 +26%
Revenue



-$10,150,822
Net Loss


IOU!

$5,371,799 +207%
Short Term Debt



$6,250,000



$1,161,737

Raised in 2023

Cash on Hand
As of 03/31/24

INCOME BALANCE NARRATIVE


Revenues
Profit
US$36,003,275
-US$18,616,092
US$45,263,717
-US$10,150,822
2022
2023

Net Margin: -22% **Gross Margin:** 26% **Return on Assets:** -33% **Earnings per Share:** -$0.11 **Revenue per Employee:** $905,274

Cash to Assets: 4% **Revenue to Receivables:** 946 **Debt Ratio:** 40%

2019_Koia_FS_-_Audit.pdf
2020_Koia_FS_-_Audit.pdf
2021_Koia_FS_-_Audit.pdf
2022_Koia_FS_-Audit.pdf
Rawnature5_Corp_2023_Unaudited_FS.pdf

We ❤ Our 254 Investors

Thank You For Believing In Us

Michael Woolard
Gigi Johnson
Alison Kay Bowles
Brandi Howard
Vennesa Alonzo
Paul Mendes
Jessica L Perez
Maria Springer
Cynthia Snooks-Key
Jessica Mack
Reese Murphy
Lizzie Stallone
Srihaan Satapathy
Tabitha Morrell Myler
Traci Joy
Rudy Arnold
Jack Smith
John D Arroyo
Jips Zachariah
Laura Grace-Cox
Niyati Parikh
Frank Zecca
Stephen Thurston
Krysten Dornik
Aj Richardson
Sabrina Millen
Vicki Horton
Joshua Paur
Max Rannie
Vanessa Trujillo
Heather Riojas
Donna R. Hughes
John Porter
Gregory Miller

Sade Calin
Patrick Reynolds
Lynda L. Buel
Julius Brown
Luis Miguel Sanchez
Nanci Phillips
Johnny Longoria
Beraliz Najarro
Mary L Brown
Cathleen Cassidy
Minsoo Heller
Charisse Balenton
Anthony Miller
J Jones
Delores Curry
Benjamin Jakes
Stanley White
Kimberly Martinez
Hannah Chalpin
Roger O'Kane
Nicholas Pluim
Joshua Giddey
Kameron Nobles
Tyler Wright
Jessica Legaux
Damario Eastmon
Reginald Hayes Jr
Rebecca Bhola
Rachel Malloy-Good
Courtney Smith
Emilia Lier
Sabir Rashid
Geneva Thomas
Satoya SMITH

Rodney Force
Chase Worthen
Harry Giles III
Cindi Kamen
Vanessa Lancaster
Jeffrey Alper
Heather Cauldwell Ramp
Brooke Ceballos-Pinero
Teresa Bell
Brad Simon
Ramona Lezama
Shadia Hoggard
M Web
Antonio Angulo
Nicole John
John Stanko
Taylor Turnbull
Michele Haubert
Bill Lessa
Jonathan Ruley
Courtney Mays
Geoffrey Marsh
Cavilyn Keown-Schaus
Tequoia Richardson
David Wright
Daniel Kluken
Sherita Sutton
David Podgorski
Mark Wice
Ross G Fraaza
Amy Kettelle
Yakema Smith
Angela Lax
Patrice West

Sara Crowley
Angela Alcantara
Brad Bertagnole
Molly Fox
Carissa Diers
Rachel Mizuno
Claire Samuels
Daniel Smith
Eddie Bryant
Sadé Richardson
Stephanie Beaudoin
Maria Garcia-Hernandez
Mackenzie Schultz
Maricris Lapaix
Tori Johnson
Robert Ziegler
Milos Ribic
Jody Lemmon
Linnea Solbrook
Kristin Heggen
Jessica Steinberg
Lauren Metzger
Dana Binnion
Corey Arvinger
Connor Ring
Richard Farrell
Travis Rubin
Bradford Hardman
Anne E TIERNEY
Timothy Stephani
Brandon Cyr
Charles Curtis
Marian A. Lindquist
Monica Lasseter

Diana Jones
Arisha Nalle
Monica Jackson
Steven Pegram
Becky Kim
Angela Coleman
Sheryl Jones
Evan Schoenberg
Jesus Martin
Thomas Hero
Cheree Bonner
Rama Chandran
Lindsay Callahan
Mike Ung
Jessica Whitaker
Darel Alliston
Valerie Harvey
Erica Helphand
Deborah Bell
Adam Day
Dennis Smith
Daniel Metzger
Matt Walls
Melanie Mosher
Rodney Taylor Jr
Sven Alwerud
Kevin BROWN
Barbara A Walls
Esther M Banker
Clif Morgan
Alex Stout
Tanya Davoll
Michaelene Cadiz
Andrew Wright

Robert Wasiuk
Joshua Webster
Todd Hassenfelt
Chris Thiel
Leslie Sloan
Van Ngo
Renata Pcola
Evelyn Adams
Bella Lam
Brentrell Spencer
Meghan Sloan
Crispin Gunn
Patricia P.
Rick Elliott
Dinesh Lalchan
Michelle Roman
Emily Goergen
Kishore Nallu
Deena J. Woods
Joe Amabile
Matthew Pluim
Diane Dilorenzo
Malindsey Nobles
Goldie Nwanne
Hannah Rachael Hall
Brig Henderson
Anita Fox Johnson
Linda D Jones
Diane Echols
Debra Philip
Cowrie Investment Partners
Paul PHILLIPS
Maria Krayna
Jennifer Simms-Irvin

Saghar Samimi	Uriel Perez	Dina Balint	Jeanette Martinez	Kimberly Smith Dockery	Erica Gilbert
Aurlisa Alwood	Carlton Bonterre	Damion Wheatfall	Joseph Fernald	Colt Christian	Dennis DiLorenzo
Christy Garrison	Carey Medin	Taylor Hartey	Shawne Morgan	Noria Thorpe	Michael DiLorenzo
Carmela Roth	Demarius Paul	Sharol Rodriguez-Perez	Stacey Statham	Eileen Marita Brennan	Steffani Unvert
Matthew Wayne Slaboch	Jennifer Truong	Tecelia Brown	Asher Mock	Ta Nisha M. Cooper	Kim Sealy
John D'Onofrio	Margaret Fernhoff	Rhonda Williams	B T	Jenna Kirk	Miya Hamilton
Grant Williams					

Thank You!

From the Koia Team



Chris Hunter

CEO & Co-Founder

Serial beverage entrepreneur with a history of creating top-selling drinks we all know and love: FourLoko & Not Your Father's Root Beer, which was acquired by Pabst Brewery....



Michael Woolard

President

Operations expert with experience growing companies from 20 to 600+ employees. Former CEO of United...

Details

The Board of Directors

Director	Occupation	Joined
Will Mooney	Principal @ KarpReilly	2020
Jared Stein	Partner @ Monogram Capital	2020
Henry Spring	Partner @ KarpReilly	2020
Christopher Hunter	CEO @ Koia	2016
William Moses	CEO @ Fermented Sciences	2018
Shannon Race	Principal @ Starshot Ventures	2022
Michael Woolard	President @ Koia	2019
Kurt Seidensticker	Investor @ Startshot Ventures	2022

Officers

Officer	Title	Joined
Christopher Hunter	CEO	2016

Michael Woolard	President	2019

Voting Power

Holder	Securities Held	Voting Power
Starshot Ventures Fund I LP	30,334,326 Series B2 Preferred	28.6%

Past Equity Fundraises

Date	Amount	Security	Exemption
07/2019	$7,132,986		Section 4(a)(2)
04/2021	$5,000,000		Section 4(a)(2)
06/2021	$7,260,298	Preferred Stock	Section 4(a)(2)
12/2021	$4,750,000		Section 4(a)(2)
04/2022	$4,745,000		Section 4(a)(2)
05/2022	$420,990		4(a)(6)
05/2022	$25,000		506(c)
07/2023	$6,250,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
07/19/2019	$7,132,986				
04/01/2022	$4,745,000	8.0%	20.0%	$115,000,000	09/05/2022

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
	04/15/2021	$5,000,000	$5,750,000	20.0%	07/31/2022	Yes
	12/13/2021	$4,750,000	$4,750,000	12.0%	04/12/2022	
Multiple	07/05/2023	$6,250,000	$6,662,516	14.4%	07/04/2023	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed A1 Preferred	7,202,135	7,202,135	Yes
Series Seed C1 Preferred	3,273,024	3,273,023	Yes
Series Seed C2 Preferred	3,334,995	3,334,994	Yes
Series Seed C3 Preferred	4,040,541	4,040,541	Yes
Series Seed A2 Preferred	5,500,000	5,500,000	Yes
Series Seed A3 Preferred	3,259,793	3,259,793	Yes
Series Seed A4 Preferred	6,198,347	6,000,245	Yes
Series Seed C4 Preferred	7,500,000	7,409,639	Yes
Common	105,118,559	12,691,409	Yes
Series B1	9,858,112	9,858,112	Yes
Series B2	35,982,149	31,047,130	Yes

Warrants:	9
Options:	2

Form C Risks:

Customer preferences for better-for-you beverages are continually evolving. The ability of the company to continue to grow revenues will depend upon customer acceptance of the company's products. Demand for the company's products is affected by a number of factors, many of which are beyond the company's control.

The company's future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that the company will be successful in attracting and retaining other personnel we require to successfully grow our business.

The company cannot assure you that new or modified laws or regulations will not be passed that could require the company to alter the services provided by the company or impose other obligations on the company. In addition, new or stricter regulations could prevent the company from maintaining certain aspects of its services. Such changes could have a material adverse effect on the company's business, financial condition and operations, and/or could affect the public's perception of the company's services.

The business prospects of the company depend in part on management's ability to develop favorable customer recognition of the company's trademarks, trade names, technologies and services. Further, even if secured, the company's trademarks and trade names could be imitated or misused in ways that management cannot prevent. In addition, reliance on trade secrets, proprietary know-how, technological systems and concepts, warrant methods of protecting this information which may not be adequate, enabling others to independently develop similar know-how or obtain access to the company's trade secrets, know-how, technological systems and concepts.

Holding a convertible note does not entitle you to any rights with respect to equity of the company, including,

without limitation, voting rights, tag-along rights and drag-along rights. You will only be entitled to rights on the equity of the company if and when the company delivers such equity to you upon conversion of your convertible note.

Competitors of the company may offer services similar to or greater than those of the company. If new innovations or technologies emerge that are able to deliver competitive services and applications at lower prices, more efficiently, more conveniently or more securely, such technologies could adversely impact the company's ability to compete.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Because our lack of operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Therefore, any significant shortfall in revenues would likely have an immediate and negative impact on our business, operating results, and financial condition.

Unfavorable media related to our industry, company, brands, marketing, personnel, operations, business performance, notable investors, or prospects could negatively affect our corporate reputation, ability to attract high quality talent, and/or the performance of our business, regardless of its accuracy or inaccuracy. Adverse publicity or negative commentary on social media outlets could cause consumers to avoid our brands and/or choose brands offered by our competitors, which could negatively affect our financial results.

We rely on various intellectual property rights in order to operate our business. Our intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $115,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;

the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

RawNature5 Corporation

Delaware Corporation
Organized October 2014
50 employees
1920 HILLHURST AVE STE V911

LOS ANGELES CA 90027-2712 http://drinkkoia.com

Business Description

Refer to the Koia profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Koia is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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